EXHIBIT 99.1

AMENDED AND RESTATED COLLABORATION AGREEMENT (2006)

This amended and restated agreement is between Biomira B.V. (formerly Biomira Europe B.V.), a Netherlands corporation with offices located at Amsterdam, The Netherlands ("BIOMIRA"), and Merck KGaA, a German corporation with offices located at Darmstadt, Germany ("MERCK") and is effective as of March 1, 2006.

WHEREAS BIOMIRA and MERCK entered into an amended and restated collaboration agreement effective as of May 7, 2001 (the "2001 COLLABORATION AGREEMENT") in relation to, inter alia, the development of BLP25;

AND WHEREAS BIOMIRA, Biomira International Inc. and MERCK entered into a letter of intent effective as of January 26, 2006 to amend, inter alia, certain provisions of the 2001 COLLABORATION AGREEMENT;

AND WHEREAS BIOMIRA and MERCK now wish to amend and restate the 2001 COLLABORATION AGREEMENT in accordance with, inter alia, such letter of intent, all upon the terms and subject to the conditions set forth in this AGREEMENT;

NOW, THEREFORE, in consideration of the premises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby agreed to by the parties, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1	Meaning
Whenever a term is written in this AGREEMENT with all capital letters it shall have the following meaning:

1.1.1
"ADVERSE EVENT" means, with respect to PRODUCT in a particular country in the TERRITORY, the occurrence of an adverse event with respect to PRODUCT as defined by applicable law or regulation in such country;

1.1.2
"AFFILIATES" means any business entity that directly or indirectly controls, is controlled by, or is under common control with either party to this AGREEMENT.  A business entity shall be deemed to "control" another business entity if it owns, directly or indirectly, more than fifty (50%) percent of the outstanding voting securities, capital stock, or other comparable equity or ownership interest of such business entity.  If the laws of the jurisdiction in which such business entity operates prohibit ownership by a party of more than fifty percent (50%), control shall be deemed to exist at the maximum level of ownership allowed by such jurisdiction;

1.1.3
"AGREEMENT" means this amended and restated collaboration agreement, together with all schedules and appendices hereto and any amendments to or restatements of this amended and restated collaboration agreement;

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1.1.4	"BIOMIRA COST OF GOODS" includes, but is not limited to, with respect to PRODUCT in relation to a particular country in the TERRITORY, [+]

1.1.5	"BIOMIRA IMPROVEMENTS" has the meaning attributed to that term in section 9.2 of this AGREEMENT;

1.1.6
"BIOMIRA KNOW-HOW" means all proprietary information and data in the FIELD including but not limited to compounds, formulae, protocols, methods, techniques and results of experimentation and testing, which, except for published patent applications which are also included within this definition, is generally not known to the public, and which are owned by BIOMIRA or licensed in by BIOMIRA with the right to sublicense in the manner contemplated by this AGREEMENT, and which directly relate to research, CLINICAL DEVELOPMENT, use and/or sale of PRODUCT.  For greater certainty, BIOMIRA KNOW-HOW shall include BIOMIRA IMPROVEMENTS and IMPROVEMENTS licensed in by BIOMIRA with the right to sublicense in the manner contemplated by this AGREEMENT, which arise or occur after the ORIGINAL EFFECTIVE DATE and which fall within the ambit of the preceding sentence.  Notwithstanding the foregoing, BIOMIRA KNOW-HOW shall not include any subsequently developed or acquired BIOMIRA KNOW-HOW to the extent covering any active compound that is separate and clearly distinct from PRODUCT, notwithstanding the fact that such active compound may be useful as part of a combination therapy with PRODUCT;

1.1.7
"BIOMIRA PATENT RIGHTS" means all rights in the FIELD owned by BIOMIRA or licensed in by BIOMIRA with the right to sublicense in the manner contemplated by this AGREEMENT in any of the following patents: any patent issuing on any patent application identified in appendix 1, as well as any patent issuing from any continuing applications of the patents listed in appendix 2, such applications including any divisions, continuations, and continuation-in-part applications, as well as any patents issuing on any reissue and/or reexamination application, and including any patent term restoration of any such patents.  BIOMIRA PATENT RIGHTS also includes all rights in the FIELD owned by BIOMIRA or licensed in by BIOMIRA with the right to sublicense in the manner contemplated by this AGREEMENT in any foreign patents which correspond to those described in the preceding sentence and in any patents that claim BIOMIRA IMPROVEMENTS, JOINT IMPROVEMENTS and/or IMPROVEMENTS.  Notwithstanding the foregoing, BIOMIRA PATENT RIGHTS shall not include any subsequently developed or acquired BIOMIRA PATENT RIGHTS to the extent covering any active compound that is separate and clearly distinct from PRODUCT, notwithstanding the fact that such active compound may be useful as part of a combination therapy with PRODUCT;

1.1.8	"BIOMIRA TECHNOLOGY" means all BIOMIRA PATENT RIGHTS and/or BIOMIRA KNOW-HOW in the FIELD;

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1.1.9
"BLP25" means BIOMIRA's immunotherapeutic vaccine composed of a 25-amino acid sequence of the MUC1 cancer mucin, which vaccine is combined with the adjuvant Lipid A and is encapsulated in a liposomal delivery system , together with (i) any IMPROVEMENTS thereto (such as liposomal IL-2 in a kit, synthetic Lipid A, or new delivery formats such as unit dose liquid formulations and unit dose syringes) owned by BIOMIRA or licensed in by BIOMIRA with the right to sublicense in the manner contemplated by this AGREEMENT and which BIOMIRA and MERCK agree in writing to implement and (ii) any PRODRUG thereof;

1.1.10
"CLINICAL DEVELOPMENT" means all activities required for MARKET APPROVAL of PRODUCT in the TERRITORY (including without limitation non-clinical and clinical trials, including but not limited to, toxicology and absorption, distribution, metabolism and elimination studies), as well as all clinical activities desirable for optimized marketing of PRODUCT in the TERRITORY (including without limitation Phase IIIb and Phase IV studies).  This term does not include any activities necessary for manufacture and/or supply of PRODUCT;

1.1.11	"COMMERCIAL MANUFACTURING PLAN" shall mean the manufacturing plans reviewed by the STEERING COMMITTEE pursuant to section 3.2.2 of this AGREEMENT;

1.1.12	"COMPETITIVE PRODUCT" [+]

1.1.13	"CONFIDENTIAL INFORMATION" has the meaning attributed to that term in section 8.1 of this AGREEMENT;

1.1.14
"CORIXA LICENSE" means that certain adjuvant license agreement dated as of October 20, 2004 with Corixa Corporation, together with all schedules thereto and any amendments to or restatements of such adjuvant license agreement;

1.1.15
"DANA-FARBER LICENSE" means that certain license agreement dated November 22, 1996 with the Dana-Farber Cancer Institute, Inc., together with all schedules thereto and any amendments to or restatements of such license agreement;

1.1.16	"DEVELOPMENT PLAN" shall mean the development plans reviewed by the STEERING COMMITTEE pursuant to section 3.2.1 of this AGREEMENT;

1.1.17
"DISTRIBUTOR" means, with respect to PRODUCT in a particular country in the TERRITORY, a third party retained to market, promote and/or sell PRODUCT in such country, but excluding for greater certainty wholesalers and any such third party in circumstances where the laws of such country require the use of such third party to market, promote and/or sell PRODUCT in such country;

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1.1.18	"DOMAIN NAMES" has the meaning attributed to that term in section 5.12.6 of this AGREEMENT.

1.1.19
"DOSE" means, with respect to PRODUCT and for purposes of section 6.3 of this AGREEMENT, the amount of PRODUCT currently (i.e., as at the date of this AGREEMENT) specified to be taken at one time (being four vials each containing 250 micrograms of lipopeptide);

1.1.20	"EFFECTIVE DATE" shall mean March 1, 2006, or such other date as BIOMIRA and MERCK may agree upon in writing;

1.1.21
"END USER" shall mean, with respect to PRODUCT, any person at arm's length with MERCK and its AFFILIATES that acquires PRODUCT in final form for end use, including physicians and hospitals but excluding DISTRIBUTORS and other agents;

1.1.22
"EXECUTION DATE" shall mean the first day on which the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in relation to the notification and report of the parties with respect to this AGREEMENT has expired or been terminated, or such other date as BIOMIRA and MERCK may agree upon in writing;

1.1.23	"FIELD" shall mean the use of BLP25 for the prevention and/or treatment of cancers in humans;

1.1.24
"ICRT LICENSE" means that certain amended and restated license agreement dated November 14, 2000 with Imperial Cancer Research Technology Limited (now Cancer Research Technology Limited), together with all schedules thereto and any amendments to or restatements of such license agreement;

1.1.25	"IFRS" means international financial reporting standards, consistently applied;

1.1.26	"IMPROVEMENTS" has the meaning attributed to that term in section 9.1 of this AGREEMENT;

1.1.27
"INDICATION" means a specific health care indication (e.g., non-small cell lung cancer) for which PRODUCT is, as indicated on the label for the PRODUCT, specified for the treatment and/or prevention thereof;

1.1.28	"JOINT IMPROVEMENT PATENT RIGHTS" has the meaning attributed to that term in section 10.1.1 of this AGREEMENT;

1.1.29	"JOINT IMPROVEMENTS" has the meaning attributed to that term in section 9.1 of this AGREEMENT;

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1.1.30
"LAUNCH" shall mean, with respect to PRODUCT in a particular country in the TERRITORY, the date of the first arms' length sale of PRODUCT in such country after receipt of MARKET APPROVAL for PRODUCT in such country;

1.1.31	"MAJOR MARKET" shall mean any one of Germany, France, United Kingdom, Italy, Spain or Japan, and "MAJOR MARKETS" shall mean all of such countries;

1.1.32	"MANUFACTURING/CMC PROJECT TEAM" has the meaning attributed to that term in section 3.2.4 of this AGREEMENT;

1.1.33
"MARKET APPROVAL" shall mean, with respect to PRODUCT in a particular country in the TERRITORY, the date upon which the last of all governmental or regulatory approvals required for the sale of PRODUCT in that country has been granted, including price approval for the PRODUCT (if required);

1.1.34	"MARKETING PLAN" shall mean the marketing plans reviewed by the STEERING COMMITTEE pursuant to section 3.2.3 of this AGREEMENT;

1.1.35	"MERCK IMPROVEMENTS" has the meaning attributed to that term in section 9.3 of this AGREEMENT;

1.1.36	"MUC1" means cancer associated mucin-1;

1.1.37	"NA TERRITORY" shall mean, collectively, Canada (including Quebec) and its territories and the United States of America and its territories;

1.1.38
"NET SALES" shall mean, with respect to PRODUCT in a particular country, the sum of the gross amounts invoiced for all SALES (directly or indirectly) by MERCK, its AFFILIATES and their respective sublicensees, DISTRIBUTORS, assignees and transferees of PRODUCT to END USERS, less the following deductions from such invoiced amounts which are actually incurred in accordance with IFRS:

1.1.38.1	credits or allowances actually granted for spoiled or damaged PRODUCT or with respect to returned or rejected PRODUCT, and for retroactive price adjustments;

1.1.38.2
normal and customary trade, cash and quantity discounts, allowances, rebates and credits actually allowed, including allowances, adjustments, reimbursements, discounts, chargebacks and rebates given to healthcare organizations and any governmental or quasi-governmental body or agency, whether during the actual SALES/royalty period or not;

1.1.38.3	sales, value added or similar taxes measured by the billing amount, when included in billing;

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1.1.38.4	freight, postage, shipping, and insurance charges related to delivery of PRODUCT from the applicable MERCK/distributor warehouse measured by the billing amount, when included in billing; and

1.1.38.5	import and export duties actually paid.

Any refund or reimbursement of any of the foregoing amounts previously deducted from NET SALES shall be appropriately credited upon receipt thereof.

If PRODUCT is SOLD in combination with another product or products (for greater certainty the use of adjuvant or other such PRODUCT enhancer stipulated to be mixed with PRODUCT shall not be considered to be "another product" for purposes of this section 1.1.38), "NET SALES" under such circumstances shall be calculated by multiplying the "NET SALES" of the combination by the fraction A/(A + B), in which A is the amount invoiced for PRODUCT when SOLD separately, and B is the total amount invoiced for any other product or products in combination when SOLD separately;

1.1.39	"ORIGINAL EFFECTIVE DATE" means May 7, 2001;

1.1.40
"PRODRUG" means a chemical precursor of PRODUCT which is to be cleaved in a human being directly into PRODUCT and/or a metabolic intermediate thereof, but excluding for greater certainty, antigen processing;

1.1.41	"PRODUCT" shall mean BLP25;

1.1.42	"ROW TERRITORY" shall mean all countries in the world except the NA TERRITORY;

1.1.43	"SALE" includes, with respect to PRODUCT, the sale thereof to an END USER, and "SOLD" and "SELL" have a corresponding meaning;

1.1.44	"SALES REPORT" has the meaning attributed to that term in section 7.2 of this AGREEMENT;

1.1.45	"STEERING COMMITTEE" has the meaning attributed to that term in section 3.1.1 of this AGREEMENT;

1.1.46
"STOCK PURCHASE AGREEMENT" means that certain agreement dated May 2, 2001 between Biomira Inc., Biomira International Inc. and MERCK relating to the purchase of Biomira Inc. common shares, together with all schedules thereto and any amendments to or restatements of such agreement;

1.1.47
"SUPPLY AGREEMENT" means that certain amended and restated supply agreement of even date herewith between MERCK and Biomira International Inc. relating to the supply of PRODUCT by Biomira International Inc. to MERCK, together with all schedules thereto and any amendments to or restatements of such amended and restated supply agreement;

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1.1.48	"TERRITORY" shall mean, collectively, the NA TERRITORY and the ROW TERRITORY;

1.1.49
"THIRD PARTY LICENSES" means, collectively, the ICRT LICENSE, the DANA-FARBER LICENSE, the U of A LICENSE and any other third party license or sublicense of any technology included as part of the BIOMIRA TECHNOLOGY and/or the BIOMIRA MANUFACTURING KNOW-HOW (as such term is defined in the SUPPLY AGREEMENT);

1.1.50
"TRADEMARK" means the trademarks and logos selected for BLP25 pursuant to section 5.12 of this AGREEMENT, being the trademarks STIMUVAX, [+], as well as any alternate trademarks for BLP25 agreed to in writing by BIOMIRA and MERCK, acting reasonably;

1.1.51
"U of A LICENSE" means that certain license dated December 1, 2001 with the University of Alberta in relation to the Samuels MUC1 liposomal formulation patents, together with all schedules thereto and any amendments to or restatements of such license agreement; and

1.1.52
"VALID CLAIM" means, with respect to PRODUCT in a particular country in the TERRITORY, a claim of an issued and unexpired patent included within the BIOMIRA PATENT RIGHTS which has not been held unenforceable, unpatentable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.

ARTICLE 2
LICENSE GRANT

Section 2.1	BIOMIRA License Grant
Subject to the terms and conditions of this AGREEMENT and only for the purpose of MERCK fulfilling its obligations and exercising its rights under this AGREEMENT, BIOMIRA hereby grants to MERCK a license (or in the case of BIOMIRA TECHNOLOGY that BIOMIRA has licensed from a third party, a sublicense) under the BIOMIRA TECHNOLOGY to use, import, develop, market and SELL and have used, imported, developed, marketed and SOLD PRODUCT in the FIELD in the NA TERRITORY and the ROW TERRITORY.  Such license shall, except to the extent otherwise provided in this AGREEMENT or otherwise required by applicable law or regulation (as, for example, in the European Union under applicable competition law), be exclusive for the FIELD in the NA TERRITORY and in the ROW TERRITORY, subject to the rights of BIOMIRA under this AGREEMENT.

MERCK shall have no right to grant sublicenses under such licenses without the prior written consent of BIOMIRA (such consent not to be unreasonably withheld) and, to the extent applicable, complying with the provisions of the THIRD PARTY LICENSES, except only for purposes of exercising its right to appoint DISTRIBUTORS of PRODUCT in the TERRITORY including AFFILIATES of MERCK (but again

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always subject to and in compliance with the provisions of the THIRD PARTY LICENSES).  MERCK shall be responsible for the acts and omissions of its DISTRIBUTORS, AFFILIATES and permitted sublicensees and such acts and omissions shall be regarded for purposes of this AGREEMENT as the acts and omissions of MERCK.  BIOMIRA agrees not to, and shall cause its wholly owned AFFILIATES not to assert against MERCK or its permitted sublicensees any patent not included in the BIOMIRA PATENT RIGHTS that is or might be infringed by reason of MERCK or its permitted sublicensees exercise of the licenses granted to MERCK under this section 2.1.  Further, BIOMIRA covenants and agrees that for so long as MERCK has exclusive rights to all of the BIOMIRA TECHNOLOGY under this AGREEMENT, BIOMIRA shall not grant to any third party rights to the BIOMIRA TECHNOLOGY which would permit such third party to make, use, import, develop, market or SELL or have made, have used, imported, developed, marketed or SOLD PRODUCT for the treatment of disease in humans.

Section 2.2	Term of Grant
The licenses granted in section 2.1 of this AGREEMENT shall remain in force and effect on a country-by-country basis until the later of (a) [+] (b) [+]  Upon the expiration of any such license grant as aforesaid, MERCK shall thereafter, subject to complying with any applicable provisions of the THIRD PARTY LICENSES (including the payment of any and all royalties and other amounts required to be paid thereunder), have a paid up, royalty free, non-exclusive license under the BIOMIRA TECHNOLOGY to use, import, develop, market and SELL, and have used, imported, developed, marketed and SOLD PRODUCT in such country in the FIELD.

Section 2.3	Third Party Licenses and Corixa License
With respect to the THIRD PARTY LICENSES to the extent not waived in writing by the licensor under such THIRD PARTY LICENSES, BIOMIRA and MERCK hereby incorporate by reference in this AGREEMENT any provisions specified in such THIRD PARTY LICENSES to be included in sublicenses of the subject matter of such THIRD PARTY LICENSES and to make such other amendments to this AGREEMENT as may be required in connection with the sublicensing of such THIRD PARTY LICENSES by BIOMIRA to MERCK.  MERCK also agrees to cooperate with BIOMIRA and its AFFILIATES in fully complying in a timely manner with the terms of such THIRD PARTY LICENSES and the CORIXA LICENSE and, without limiting the generality of the foregoing, MERCK shall provide to BIOMIRA or its designated AFFILIATE in a timely manner or assist BIOMIRA or its designated AFFILIATE in preparing in a timely manner any and all reports, data, confirmations, approvals and other information that may be required by BIOMIRA or its designated AFFILIATE in connection therewith.  BIOMIRA shall provide MERCK with examples of applicable reports previously utilized by BIOMIRA and/or its AFFILIATES for such purposes in order to assist MERCK in preparing the necessary reports.

Section 2.4	Bankruptcy or Insolvency
All rights and licenses granted to MERCK under this article 2 are, and shall be deemed to be, for purposes of applicable bankruptcy law (including section 365(n) of the United States Bankruptcy Code), licenses of rights to "intellectual property" (including as such term is defined under section 101(35A) of the United States Bankruptcy Code).  The parties agree that MERCK, as a licensee of such rights under this AGREEMENT, shall retain and may fully exercise all of its rights and elections under such applicable bankruptcy law, including but not limited to MERCK's rights to continue to exercise all rights licensed hereunder.

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Section 2.5	BIOMIRA and MERCK Rights
Notwithstanding any provision to the contrary in this AGREEMENT, each of BIOMIRA and its AFFILIATES and MERCK shall have the right at their own cost to carry out research and clinical trials (up to but not including Phase III) in the FIELD with respect to IMPROVEMENTS to PRODUCT.

Section 2.6	Combination Products
BIOMIRA shall not prohibit MERCK from combining for use in the FIELD PRODUCT licensed under this AGREEMENT with any other product.

Section 2.7	Covenant Not to Sue or Challenge
MERCK (on behalf of itself and its AFFILIATES and their respective sublicensees) agrees not to in any way challenge or contest (including by way of an allegation of misuse or non-infringement), nor assist any other person to challenge or contest, the validity or enforceability of any of the BIOMIRA TECHNOLOGY including, without limitation, the BIOMIRA PATENT RIGHTS.

ARTICLE 3
DEVELOPMENT OVERSIGHT

Section 3.1	Steering Committee
3.1.1
Formation.  Within thirty (30) days after the EXECUTION DATE, the parties shall re-constitute a steering committee (the "STEERING COMMITTEE") for the purpose of overseeing and exchanging information with respect to the development, (including CLINICAL DEVELOPMENT), manufacturing, marketing and SALE of PRODUCT in the TERRITORY, all as hereinafter specified in this article 3.

3.1.2
Membership.  The STEERING COMMITTEE shall be composed of three (3) representatives of BIOMIRA and its AFFILIATES and three (3) representatives of MERCK and its AFFILIATES, unless otherwise agreed to in writing by BIOMIRA and MERCK (but the number of representatives of BIOMIRA and its AFFILIATES and the number of representatives of MERCK and its AFFILIATES shall always be equal).  The initial chair of the STEERING COMMITTEE shall be a representative of BIOMIRA, and thereafter the chair of the STEERING COMMITTEE shall alternate on the anniversary of the EXECUTION DATE between a representative of BIOMIRA and a representative of MERCK (i.e., the second chair shall be a representative of MERCK, the third a representative of BIOMIRA, and so on).  The initial members of the re-constituted STEERING COMMITTEE shall be:

for BIOMIRA:
member:  [+]
member:  [+]
member:  [+]

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                            for MERCK:
member:  [+]
member:  [+]
member:  [+]

3.1.3	Member Changes. Each party shall notify the other party in writing of any changes in its representatives to the STEERING COMMITTEE.

3.1.4
Meetings.  The STEERING COMMITTEE shall meet not less than once per calendar quarter during the period of CLINICAL DEVELOPMENT of PRODUCT and during the period of SALE of PRODUCT, on such dates and at such times and places as are agreed to by the members of the STEERING COMMITTEE, acting reasonably.  Responsibility for arranging such meetings, including, at a minimum, providing notice and an agenda and providing minutes of the meeting, shall alternate between the parties. The first meeting will take place as soon as practicable after the EXECUTION DATE, but in no event later than forty-five (45) days after the EXECUTION DATE, and will be organized by MERCK.   Meetings may be conducted in person or by telephone or video conference, and the STEERING COMMITTEE may act without a meeting if, prior to such action, a written consent thereto is signed by each member of the STEERING COMMITTEE.  The STEERING COMMITTEE may amend or expand upon the foregoing procedures for its internal operation by written agreement of BIOMIRA and MERCK.

3.1.5
Expenses.  Each party shall be responsible for the costs and expenses (including travel, lodging and other such costs and expenses) associated with the participation of its representatives on the STEERING COMMITTEE.

3.1.6
Minutes.  The party responsible for arranging a meeting of the STEERING COMMITTEE as provided for in section 3.1.4 of this AGREEMENT shall promptly prepare and deliver to the other party within thirty (30) days after the date of each meeting, minutes of such meeting setting forth a summary of all matters addressed at such meeting of the STEERING COMMITTEE in form and content reasonably acceptable to both parties.  Such minutes shall become official only upon written approval by the STEERING COMMITTEE.

Section 3.2	Functions and Authority
3.2.1
Development Plans.  The parties acknowledge that MERCK will be responsible for the development (including CLINICAL DEVELOPMENT) of PRODUCT to be SOLD in the NA TERRITORY and the ROW TERRITORY.  Notwithstanding the foregoing, MERCK shall present to the STEERING COMMITTEE semi-annually for its review and consultation a DEVELOPMENT PLAN, and will not make any material revisions to a previously reviewed DEVELOPMENT PLAN without prior consultation with the STEERING COMMITTEE.  MERCK will consider seriously and in good faith any comments that BIOMIRA representatives to the STEERING COMMITTEE may have with respect to any such DEVELOPMENT PLAN or material revision thereto, provided, however, that the final decision on any such matter shall be made by MERCK.

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3.2.2
Manufacturing.  The parties acknowledge that, except in the circumstances specified in section 2.12 of the SUPPLY AGREEMENT, Biomira International Inc. or its designated AFFILIATE will be responsible for the manufacture and supply of PRODUCT for sale in the NA TERRITORY and the ROW TERRITORY, all as specified in the SUPPLY AGREEMENT.  Notwithstanding the foregoing, Biomira International Inc. or its designated AFFILIATE shall within six (6) months of the EXECUTION DATE provide a succinct (i.e., one or two pages) status report in relation to manufacturing to MERCK and meet with the appropriate manufacturing personnel of MERCK to discuss the timing and content of a COMMERCIAL MANUFACTURING PLAN.  Commencing on the date agreed to in writing by Biomira International Inc. or its designated AFFILIATE and MERCK during or following such discussions, Biomira International Inc. or its designated AFFILIATE shall thereafter present to the STEERING COMMITTEE semi-annually for its review and consultation a COMMERCIAL MANUFACTURING PLAN, and will not make any material revisions to a previously reviewed COMMERCIAL MANUFACTURING PLAN without prior consultation with the STEERING COMMITTEE.  Biomira International Inc. or its designated AFFILIATE will consider seriously and in good faith any comments that MERCK representatives to the STEERING COMMITTEE may have with respect to any such COMMERCIAL MANUFACTURING PLAN or material revision thereto, provided, however, that the final decision on any such matter shall be made by Biomira International Inc. or its designated AFFILIATE.

3.2.3
Marketing.  The parties acknowledge that, with respect to the NA TERRITORY and the ROW TERRITORY, MERCK will be responsible for the SALES and marketing of PRODUCT.  Notwithstanding the foregoing, MERCK shall present to the STEERING COMMITTEE semi-annually for its review and consultation, beginning a reasonable period of time prior to LAUNCH of PRODUCT in the NA TERRITORY and/or the ROW TERRITORY, a MARKETING PLAN, and will not make any material revisions to a previously reviewed MARKETING PLAN without providing prior written notification (including particulars) to the STEERING COMMITTEE.  MERCK will consider seriously and in good faith any comments that BIOMIRA representatives to the STEERING COMMITTEE may have with respect to any such MARKETING PLAN or material revision thereto, provided, however, that the final decision on any such matter shall be made by MERCK.

3.2.4
Manufacturing/CMC Project Team:  The STEERING COMMITTEE will establish a MANUFACTURING/CMC PROJECT TEAM.  The STEERING COMMITTEE will approve the members of the MANUFACTURING/CMC PROJECT TEAM comprising an equal number of individuals from BIOMIRA and its AFFILIATES and from MERCK and its AFFILIATES.  The chairperson of the

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MANUFACTURING/CMC COMMITTEE shall be a member from BIOMIRA and its AFFILIATES designated by BIOMIRA.  The MANUFACTURING/CMC PROJECT TEAM shall, subject to the final decision with respect to any manufacturing matter residing with Biomira International Inc. or its designated AFFILIATE as provided for in section 3.2.2, be responsible for (i) assuring the security of supply of PRODUCT, (ii) reviewing specifications, (iii) identifying and resolving quality issues, (iv) reviewing potential changes to the production processes for PRODUCT, and (v) overseeing the implementation of the COMMERCIAL MANUFACTURING PLAN.

ARTICLE 4
DEVELOPMENT AND MARKET APPROVAL
– NA TERRITORY AND ROW TERRITORY

Section 4.1	CLINICAL DEVELOPMENT Studies and Costs
Unless otherwise agreed to in writing by BIOMIRA and MERCK, MERCK will be responsible for conducting, or having conducted, all development (including CLINICAL DEVELOPMENT) and MARKET APPROVAL (including the preparation, submission and prosecution of all regulatory authority filings and applications required to obtain all necessary MARKET APPROVALS to SELL PRODUCT in, among others, the NA TERRITORY and the MAJOR MARKETS in the ROW TERRITORY) tasks (including all studies) necessary and/or desirable for CLINICAL DEVELOPMENT of PRODUCT in the NA TERRITORY and the ROW TERRITORY.  Without limiting the generality of the foregoing, MERCK agrees to undertake the Phase III clinical trial of BLP25 in Stage III a/b non-small cell lung cancer described in the protocol set forth in appendix 3.  MERCK will bear all costs in relation to all of the foregoing.

Section 4.2	Regulatory Filings
MERCK will, at MERCK's expense, use commercially reasonable efforts to diligently pursue the preparation, submission and prosecution and maintenance of all regulatory authority filings and applications required to obtain and maintain all necessary and/or desirable MARKET APPROVALS to sell PRODUCT in each of the NA TERRITORY, the MAJOR MARKETS in the ROW TERRITORY and in such other countries in the ROW TERRITORY in which MERCK, using reasonable business judgment, determines to sell such PRODUCTS, all in a prudent and skilful manner in accordance with all applicable laws and regulations.  BIOMIRA shall provide reasonable assistance to MERCK in connection with preparing and supporting the Chemistry, Manufacturing and Control sections of applicable PRODUCT market applications and in regard to post-MARKET APPROVAL requirements in respect of Chemistry, Manufacturing and Control.  MERCK shall keep BIOMIRA informed in respect of the matters which are the subject of this section 4.2 and shall give due consideration to any concerns and suggestions of BIOMIRA with respect thereto, provided, however, that the final decision on the specifics of the preparation, submission and prosecution and maintenance of such regulatory filings and applications shall be made by MERCK.  Subject to the terms and conditions of this AGREEMENT, BIOMIRA or its applicable AFFILIATE shall take such actions as are required to be taken by it to transfer to MERCK the then current United States IND held by BIOMIRA or such AFFILIATE in relation to BLP25 within ten (10) business days of MERCK's reasonable written request to do so.

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Section 4.3	Assistance
BIOMIRA agrees to use reasonable commercial efforts to provide such assistance as is reasonably requested by MERCK and as is reasonably necessary to be performed by BIOMIRA in connection with the preparation and prosecution of such filings and applications as described in section 4.1.  BIOMIRA shall be compensated by MERCK for such assistance on the basis set forth in appendix 4 to this AGREEMENT (as such amounts shall be adjusted annually to account for normal wage increases), except to the extent that BIOMIRA is specifically obligated under the SUPPLY AGREEMENT to provide manufacturing assistance to MERCK without remuneration.

Section 4.4	Reporting
At least quarterly during the term of this AGREEMENT until all PRODUCT approvals hereunder are obtained with respect to the NA TERRITORY and the ROW TERRITORY, MERCK shall, with respect to the NA TERRITORY and the ROW TERRITORY, provide BIOMIRA with a succinct written summary report (i.e., one to two pages) which shall describe the progress of the following:  the clinical development and testing of PRODUCT in clinical trials, all regulatory filings and submissions made and the status thereof, all approvals obtained and such other information as BIOMIRA may from time to time reasonably request with respect to the subject matter of article 4.  Such reports and information shall be received by BIOMIRA subject to the obligations of article 8.  Further, to the extent that any such report is provided by MERCK to BIOMIRA at a meeting of the STEERING COMMITTEE, MERCK shall not be required to again provide such report to BIOMIRA under this section 4.4.

Section 4.5	MARKET APPROVAL Owner
MERCK shall be the record owner of all MARKET APPROVALS required for SALE of PRODUCT in the NA TERRITORY and the ROW TERRITORY.  Forthwith upon the expiration or termination of this AGREEMENT with respect to PRODUCT in a particular country in the ROW TERRITORY or the NA TERRITORY, or if any of the licenses granted by BIOMIRA to MERCK in this AGREEMENT become non-exclusive, MERCK shall in a timely manner comply with section 11.6 of this AGREEMENT in relation to PRODUCT in such country.

ARTICLE 5
PRODUCT MARKETING – NA TERRITORY AND ROW TERRITORY

Section 5.1	Costs and Expenses
MERCK shall bear all costs and expenses associated with the promoting, marketing, distributing and SALE of PRODUCT in the TERRITORY.

Section 5.2	Sales Force Training
MERCK shall be responsible for developing or having developed (in accordance with all applicable legal and regulatory requirements) training programs and materials concerning promotion of PRODUCT in the TERRITORY.  MERCK shall also be responsible for developing or having developed (in accordance with all applicable legal and regulatory requirements) training programs and materials concerning technical aspects of PRODUCT.

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Section 5.3	Costs of Sales Representatives and Specialty Personnel
MERCK shall be responsible for all costs and expenses related to its sales representatives (whether employees or contracted) in the TERRITORY.  MERCK shall be responsible for all costs and expenses related to "specialty" personnel (including managed care representatives, professional relations, patient advocacy, reimbursement, specialty sales, and the like) in the TERRITORY.

Section 5.4	Distribution
MERCK shall have the sole responsibility for distribution of PRODUCT in the TERRITORY.  In fulfilling its obligations with respect to the distribution of PRODUCT in the TERRITORY, MERCK shall use commercially reasonable efforts consistent with accepted pharmaceutical practices.  All costs incurred in relation to such distribution shall be borne by MERCK.

Section 5.5	Label Content
MERCK shall be responsible for ensuring that the label and product insert for any PRODUCT SOLD in the TERRITORY shall comply with all legal, governmental and regulatory requirements.  Insofar as it is not contrary to law or regulation in any particular country in the TERRITORY, the box and package insert, and the label to the extent that space permits, shall include prominent reference to MERCK (or, if applicable, any AFFILIATE of MERCK designated by MERCK) as marketer and to Biomira International Inc. as manufacturer of the PRODUCT.  Any trademark or other content as may be from time to time required pursuant to the CORIXA LICENSE shall be marked on every PRODUCT label and/or insert in the manner required under the CORIXA LICENSE.

Section 5.6	Product Price
MERCK shall determine the SALES price for PRODUCT SOLD in the TERRITORY.

Section 5.7	Booking Sales
MERCK shall book all SALES of PRODUCT in the TERRITORY.

Section 5.8	Advertising and Promotion
MERCK shall be responsible for determining the sales strategy for SALE of PRODUCT in the TERRITORY, and shall create, or have created all materials for advertising and promotion of PRODUCT in the TERRITORY.  All costs and expenses incurred in relation to such advertising and promotion shall be borne by MERCK.

Section 5.9	Customer Complaints and Medical Inquiries
MERCK (or its designated AFFILIATE) shall be responsible for handling all customer complaints and inquiries regarding PRODUCT in the TERRITORY.  All complaints and inquiries received by BIOMIRA or its agents shall be promptly referred to MERCK for response according to applicable law.  MERCK shall use commercially reasonable efforts to handle such matters in a timely, prudent and skilful manner, in compliance with applicable laws, regulations, rules, policies and regulatory requirements and in accord with MERCK's standard operating procedures.  MERCK shall keep BIOMIRA informed in a timely manner with respect to MERCK's activities in regard to customer complaints and inquiries for PRODUCT.  All customer complaints specifically relating to the manufacture of PRODUCT shall be referred to BIOMIRA and handled in accordance with the terms of the SUPPLY AGREEMENT.  All costs incurred in responding to customer complaints and inquiries (other than those specifically relating to the manufacture of PRODUCT by BIOMIRA and handled in accordance with the terms of the SUPPLY AGREEMENT) shall be borne by MERCK.

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Section 5.10	Adverse Event Reporting
MERCK (or its designated AFFILIATE) shall be responsible for reporting all ADVERSE EVENTS regarding PRODUCT to the appropriate regulatory authorities in the TERRITORY.  All information received by BIOMIRA or its agents shall be promptly transferred according to applicable law to MERCK for handling.  MERCK shall handle such matter in a timely, prudent and skilful manner, in compliance with all applicable laws, rules, policies, regulations and regulatory requirements, and in accord with MERCK's standard operating procedures.  MERCK shall keep BIOMIRA informed in a timely manner with respect to MERCK's activities with respect to ADVERSE EVENT reporting for PRODUCT.  All costs incurred in responding to and reporting ADVERSE EVENTS regarding PRODUCT in the TERRITORY shall be borne by MERCK.  In the event that the parties determine its necessity, then further details shall be set forth in a pharmacovigilance data exchange agreement to be entered into by the parties in due course.

Section 5.11	PRODUCT Recall
MERCK (or its designated AFFILIATE) shall be responsible for initiating and implementing all PRODUCT recalls required by controlling regulatory agencies and for all voluntary PRODUCT market withdrawals in the TERRITORY.  MERCK shall handle such matters in a timely, prudent and skilful manner, in compliance with all applicable laws, rules, policies, regulations and regulatory requirements, and in accord with MERCK's standard operating procedures.  MERCK shall keep BIOMIRA informed in a timely manner with respect to MERCK's activities in regard to recalls and market withdrawals.  All costs incurred in responding to recalls and market withdrawals shall be borne by MERCK, except for a recall or voluntary withdrawal which is attributable to the actions or omissions of BIOMIRA or its AFFILIATES, in which case BIOMIRA shall be solely responsible for the costs of such recall or market withdrawal.

Section 5.12	Trademarks and Branding
5.12.1
Ownership and Filing.  PRODUCT shall be marketed and sold in the TERRITORY under the applicable TRADEMARK.  BIOMIRA acknowledges that MERCK shall be the owner of the TRADEMARKS in the TERRITORY.  BIOMIRA shall not knowingly do or cause to be done any act or thing contesting, challenging or, in any way, impairing or intending to impair any part of MERCK's right, title or interest in the TRADEMARKS for the duration of this AGREEMENT.  Further, BIOMIRA shall not use or register in the TERRITORY any trademark which is similar or identical to any of the TRADEMARKS on similar or identical goods or services to those which are the subject of this AGREEMENT for the duration of this AGREEMENT.  MERCK shall diligently pursue the filing, maintenance and defence of the TRADEMARKS in the TERRITORY.  All trademark-related costs (including, without limitation, legal, third party, branding, filing, maintenance and other such costs) of developing, prosecuting, registering, maintaining and defending the TRADEMARKS shall be borne by MERCK as of the EFFECTIVE DATE.

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5.12.2
Trademark License.  MERCK hereby grants to BIOMIRA and its designated AFFILIATES a royalty free, non-exclusive license to use, display, reproduce and publish the TRADEMARKS in connection with the (i) manufacture, and (ii) in the circumstances expressly described in this AGREEMENT, use, marketing, promotion, distribution and SALE of PRODUCT in any countries in the TERRITORY where BIOMIRA or an AFFILIATE of BIOMIRA has the right to SELL PRODUCT under this AGREEMENT for so long as such right to SELL exists under this AGREEMENT.  BIOMIRA and its designated AFFILIATES shall have no right to grant sublicenses under such license without the prior written consent of MERCK (such consent not to be unreasonably withheld).  Any goodwill arising from the use of the TRADEMARKS by BIOMIRA or its designated AFFILIATES shall inure to the benefit of MERCK.  Further, such use shall be in accordance with the applicable laws in the relevant jurisdiction, as well as with any reasonable requirements of any brand guide that may be provided by MERCK from time to time.  When using any of the TRADEMARKS under license, BIOMIRA and its designated AFFILIATES shall use the identifiers ™ or ®, as appropriate.

5.12.3
Alternative Trademarks.  In the event that STIMUVAX, [+] cannot be used for the PRODUCT in any country of the TERRITORY due to legal or regulatory or other valid reasons, MERCK shall at its discretion and cost develop and file one or several alternative trademarks in the relevant country, which will (once agreed to in writing by BIOMIRA, in a timely manner acting reasonably, as specified in section 1.1.50 of this AGREEMENT) be considered TRADEMARKS under this AGREEMENT.

5.12.4
such third party.  Further, BIOMIRA represents and warrants that, to the knowledge of BIOMIRA, there is no action, suit, proceeding, alternative dispute resolution, mediation or investigation pending or threatened against BIOMIRA relating to the trademarks [+]  Within forty-five (45) days of the EXECUTION DATE, MERCK shall pay to and reimburse BIOMIRA or its designated AFFILIATE for all reasonable costs and expenses (other than internal costs and expenses) incurred from the EFFECTIVE DATE up to and including the EXECUTION DATE by BIOMIRA and its AFFILIATES in connection with the TRADEMARKS, including, without limitation, the [+] paid by BIOMIRA or its AFFILIATE to MERCK in respect of STIMUVAX (MERCK also confirms that BIOMIRA and its AFFILIATES are released from all other obligations under the STIMUVAX letter agreement dated December 21, 2004 including, without limitation, [+]).

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such third party.  Further, BIOMIRA represents and warrants that, to the knowledge of BIOMIRA, there is no action, suit, proceeding, alternative dispute resolution, mediation or investigation pending or threatened against BIOMIRA relating to the trademarks [+]  Within forty-five (45) days of the EXECUTION DATE, MERCK shall pay to and reimburse BIOMIRA or its designated AFFILIATE for all reasonable costs and expenses (other than internal costs and expenses) incurred from the EFFECTIVE DATE up to and including the EXECUTION DATE by BIOMIRA and its AFFILIATES in connection with the TRADEMARKS, including, without limitation, the [+] paid by BIOMIRA or its AFFILIATE to MERCK in respect of STIMUVAX (MERCK also confirms that BIOMIRA and its AFFILIATES are released from all other obligations under the STIMUVAX letter agreement dated December 21, 2004 including, without limitation, [+]).

5.12.5
Trademark Infringement.  For countries in which the TRADEMARKS are used under license by BIOMIRA and/or its AFFILIATES, BIOMIRA shall promptly report to MERCK particulars of any use by any other party of a trademark, trade name or mode of advertising which comes to BIOMIRA's or its designated AFFILIATES' attention and which might qualify as an infringement of the TRADEMARKS or as unfair competition.  In the event that it comes to the attention of BIOMIRA or its designated AFFILIATES that any party alleges that the TRADEMARKS are invalid or that they infringe any rights of a third party, or that the TRADEMARKS are open to any other form of attack, BIOMIRA or its designated AFFILIATES shall promptly report the matter to MERCK.  In any event described in this section BIOMIRA shall not take any action, either amicably or legally, and shall let MERCK or a nominee of MERCK take any action which MERCK, acting reasonably, deems necessary, provided, however, that nothing herein shall prevent BIOMIRA from defending and/or protecting its own reasonable interests.  BIOMIRA or its designated AFFILIATES, upon MERCK's reasonable request and at MERCK's expense, shall cooperate in any action so taken to the extent that such cooperation is not materially adverse in interest to BIOMIRA and/or its AFFILIATES.

5.12.6
Domain Names.  Any domain names (the "DOMAIN NAMES") related to the TRADEMARKS in the TERRITORY shall be owned by MERCK.  BIOMIRA acknowledges that MERCK shall be the owner of the DOMAIN NAMES in the TERRITORY.  BIOMIRA shall not knowingly do or cause to be done any act or thing contesting, challenging or, in any way, impairing or intending to impair any part of MERCK's right, title or interest in the DOMAIN NAMES in the TERRITORY for the duration of this AGREEMENT.  Further, BIOMIRA shall not use or register in the TERRITORY any domain name which is similar or identical to any of the DOMAIN NAMES on similar or identical goods or services which are the subject of this AGREEMENT for the duration of this AGREEMENT.  MERCK shall diligently pursue the filing, maintenance and defence of the DOMAIN NAMES in the TERRITORY.  All domain name-related costs (including, without limitation, legal, third party, filing, maintenance and other such costs) of prosecuting, registering, maintaining and defending the DOMAIN NAMES or any alternate or additional domain names shall be borne by MERCK.

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5.12.7
Domain License.  To the extent required, MERCK hereby grants to BIOMIRA and its designated AFFILIATES a royalty free, non-exclusive license to use, display, reproduce and publish the DOMAIN NAMES or any alternate or additional domain names in connection with the (i) manufacturing, and (ii) in the circumstances expressly specified in this AGREEMENT, use, marketing, promotion, distribution and SALE of PRODUCT in any countries in the TERRITORY where BIOMIRA or an AFFILIATE of BIOMIRA has the right to SELL PRODUCT under this AGREEMENT for so long as such right to SELL exists under this AGREEMENT.

Section 5.13	General Diligence
Subject to section 14.1 and without being limited by section 5.14, MERCK shall, at MERCK's expense, [+]. MERCK will bear all costs with respect thereto.

Section 5.14	Excused Performance
In addition to the terms of Section 14.1, each party's performance under this AGREEMENT with respect to PRODUCT in a particular country is expressly conditioned upon the continuing absence of any safety or efficacy or regulatory event with respect to such PRODUCT in such country which materially limits, reverses or restricts the development and/or marketing of such PRODUCT in such country.  Each party's obligations to develop, promote and/or SELL such PRODUCT in such country under this AGREEMENT shall be delayed or suspended so long as any such condition exists.

Section 5.15	Japanese Market
Without derogating from section 5.13, in relation to Japan, MERCK shall, as soon as reasonable considering the Japanese market and in any event no later than [+], commence discussions with the applicable Japanese regulatory authorities with respect to initiating any required clinical trials in Japan and finalize a comprehensive CLINICAL DEVELOPMENT plan for Japan for PRODUCT (which shall include a reasonable timeframe for obtaining regulatory approval in Japan) and thereafter use commercially reasonable efforts to pursue such CLINICAL DEVELOPMENT plan within the timeframes stipulated therein.  Notwithstanding any provision to the contrary in this AGREEMENT, if MERCK fails to meet the requirements of this section 5.15 with respect to Japan, then this AGREEMENT shall cease to apply to PRODUCT in relation to Japan and all rights related to PRODUCT in Japan shall revert to BIOMIRA.

Section 5.16	Cooperation Between the Parties
The parties agree to cooperate and cause their respective sales representatives to cooperate with one another with respect to the activities related to the promotion of PRODUCT, including but not limited to changes in promotional programs, recalls and communications with targeted customers.

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ARTICLE 6
CONSIDERATION – NA TERRITORY AND ROW TERRITORY

Section 6.1	Consideration for Licenses Granted
In consideration for the licenses granted by BIOMIRA to MERCK under article 2, MERCK shall, [+]

Section 6.2	Royalty Payments
6.2.1
In consideration for the licenses granted by BIOMIRA to MERCK under article 2 and other benefits afforded MERCK under this AGREEMENT, MERCK shall make the payments specified in this section 6.2 to BIOMIRA.

6.2.2
With respect to BLP25 in a particular country in the NA TERRITORY, MERCK shall, until the later of  (a) [+] (b) [+] pay to BIOMIRA on a quarterly basis as specified in article 7 of this AGREEMENT a royalty on NET SALES of PRODUCT in such country calculated as follows:

6.2.2.1	[+] and

6.2.2.2	[+]

[+]

6.2.3
With respect to BLP25 in a particular country in the ROW TERRITORY, MERCK shall, until the later of (a) [+] (b) [+] pay to BIOMIRA on a quarterly basis as specified in article 7 of this AGREEMENT a royalty on NET SALES of such PRODUCT in such country calculated as follows:

6.2.3.1	[+]

6.2.3.2	[+]

6.2.3.3	[+]

6.2.4	[+]

6.2.5	[+]

6.2.6
No royalties under this section 6.2 shall be payable on PRODUCT used solely by or on behalf of the parties for tests or development purposes or on transfers between MERCK and its sublicensees who are not END USERS.  Unless BIOMIRA and MERCK otherwise agree in writing, no samples of any PRODUCT shall be made available by MERCK to END USERS.

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6.2.7
In establishing the royalty structure of this section 6.2, BIOMIRA and MERCK recognize, and MERCK acknowledges, the substantial value of the various actions and investments undertaken by BIOMIRA prior to the EFFECTIVE DATE.  Such value is significant and in addition to the value of BIOMIRA's grant to MERCK of the license pursuant to section 2.1 of this AGREEMENT, as it enables the rapid and effective development and commercialization of PRODUCT in the TERRITORY.  Therefore, BIOMIRA and MERCK agree that the royalty payments calculated as a percentage of NET SALES (plus any other payments provided for elsewhere in this AGREEMENT) provide fair compensation to BIOMIRA for these additional benefits.

Section 6.3	Deductions
MERCK shall, when the PRODUCT in question has been SOLD to an END USER in the NA TERRITORY and/or the ROW TERRITORY in accordance with this AGREEMENT, be entitled to deduct from the royalties otherwise payable by MERCK to BIOMIRA under section 6.2, the applicable amount invoiced by Biomira International Inc. to MERCK pursuant to section 2.6.4 of the SUPPLY AGREEMENT (but excluding, for greater clarity, the royalties payable by MERCK in relation to the CORIXA LICENSE) with respect to such PRODUCT SOLD to an END USER in the NA TERRITORY and/or the ROW TERRITORY or, in circumstances where section 2.12 of the SUPPLY AGREEMENT is applicable and only when the PRODUCT in question has been SOLD to an END USER in the NA TERRITORY and/or the ROW TERRITORY in accordance with this AGREEMENT, the lesser of (on a per DOSE basis):  (i) MERCK's actual costs of manufacture (which shall be subject to audit by BIOMIRA in the manner provided for in section 7.3 of this AGREEMENT), and (ii) the amount that BIOMIRA was paying to a third party contract manufacturing organization (CMO) at the time that MERCK became entitled to practice the manufacturing license under section 2.12 of the SUPPLY AGREEMENT.  For greater certainty, nothing in this AGREEMENT (including this section 6.3) shall entitle MERCK to deduct from the royalties otherwise payable by MERCK to BIOMIRA under section 6.2 the royalties payable under the CORIXA LICENSE for which MERCK is responsible under section 6.2.5 of this AGREEMENT and section 2.6.1.3 of the SUPPLY AGREEMENT.

ARTICLE 7
ACCOUNTING RECORDS AND PROCEDURES
- NA TERRITORY AND ROW TERRITORY

Section 7.1	Royalty Payments
MERCK shall make royalty payments due BIOMIRA under article 6 of this AGREEMENT on a quarterly basis, within forty-five (45) days following the end of each calendar quarter for which royalties are due.  Each royalty payment shall be accompanied by a SALES REPORT.

Section 7.2	SALES REPORTS
Within forty-five (45) days after the end of each calendar quarter following the first sale of PRODUCT in the TERRITORY, MERCK shall provide BIOMIRA with a detailed report (a "SALES REPORT") which will set forth in reasonable detail and with reasonable supporting documentation on a country-by-country basis (for each country in the TERRITORY):

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7.2.1	the number of units of PRODUCT sold during such calendar quarter in such country;

7.2.2	the total billings for PRODUCT during such calendar quarter in such country and in the TERRITORY;

7.2.3	the deductions applicable to the determination of NET SALES with respect to PRODUCT during such calendar quarter in such country;

7.2.4	the NET SALES with respect to PRODUCT during such calendar quarter in such country;

7.2.5	the average sales price of PRODUCT during such calendar quarter in such country;

7.2.6	the total royalties due and the basis of the calculation thereof; and

7.2.7	such other information as BIOMIRA may reasonably request.

Section 7.3	Records and Audits
MERCK will keep and maintain (and, to the extent applicable, will cause its AFFILIATES and their respective sublicensees, distributors, assignees and transferees to keep and maintain) proper and complete records and books of account in such form and detail as is necessary for the determination of the amounts payable by MERCK (on behalf of itself and its AFFILIATES and their respective sublicensees, distributors, assignees and transferees) to BIOMIRA under this AGREEMENT and for purposes of section 6.3 of this AGREEMENT.  MERCK shall at least once in each calendar year during normal business hours upon thirty (30) days prior written notice from BIOMIRA make those records (and, to the extent applicable, those of its AFFILIATES and their respective sublicensees, distributors, assignees and transferees) available for audit by an internationally recognized accounting firm designated by BIOMIRA (except one to which MERCK shall have objection, acting reasonably and provided such accounting firm agrees to enter into a confidentiality agreement with the audited party which provides protection for confidential information which is similar to that provided under article 8 of this AGREEMENT) for the sole purpose of, and MERCK will only be required to disclose information related to, verifying such payments, revenues, NET SALES, costs, expenses and deductions and the correctness of calculations and classifications in respect thereof.  MERCK shall preserve (and, to the extent applicable, will cause its AFFILIATES and their respective sublicensees, distributors, assignees and transferees to preserve) such records made in any calendar year for a period of seven (7) years following the close of that calendar year.  Results of any such examination shall be made available to each of BIOMIRA and MERCK, but all backup documentation and data shall be made available only to such accounting firm for use only on the premises of the audited party.  In the event that such audit discloses that the actual royalties or other amounts payable by MERCK to BIOMIRA are greater than the royalties or other amounts paid by MERCK, then MERCK shall pay to BIOMIRA any additional royalties and other amounts based on the results disclosed by such audit.  In the event that such audit discloses that the actual royalties or other amounts payable by MERCK to BIOMIRA are less than the royalties or other amounts paid by MERCK, then

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BIOMIRA shall reimburse MERCK for any such overpayment based on the results disclosed by such audit.  Similarly, the applicable adjustments shall be made if such audit discloses that MERCK's actual costs of manufacture for purposes of section 6.3 of this AGREEMENT are less or greater than the costs of manufacture utilized for purposes of section 6.3.  The cost of such audit shall be borne by BIOMIRA unless such audit discloses that the actual royalties and other amounts payable by MERCK to BIOMIRA are greater by five percent (5%) or more than the royalties and other amounts paid by MERCK or discloses that MERCK's actual costs of manufacture for purposes of section 6.3 are less by five percent (5%) or more than the amount deducted by MERCK pursuant to section 6.3, in which case MERCK shall be responsible for payment of all reasonable costs of such audit.

Section 7.4	Payments from Germany
Unless otherwise agreed to in writing by BIOMIRA and MERCK, MERCK will make all payments and reimbursements to BIOMIRA under this AGREEMENT from Germany.

Section 7.5	Confidentiality of Financial Reports
Except as otherwise required for purposes of or permitted under this AGREEMENT and except to the extent disclosure by BIOMIRA is required by law or any applicable regulatory authority, BIOMIRA agrees to hold in confidence according to article 8 all information concerning royalty payments and financial reports, and all information learned in the course of any audit.  If BIOMIRA believes, acting reasonably, disclosure is required by law or any applicable regulatory authority, BIOMIRA shall immediately so notify MERCK and shall provide reasonable assistance to MERCK in maintaining MERCK's rights at MERCK's expense.

ARTICLE 8
CONFIDENTIALITY

Section 8.1	Definition
CONFIDENTIAL INFORMATION is any and all information of a confidential nature including without limitation DEVELOPMENT PLANS, COMMERCIAL MANUFACTURING PLANS, MARKETING PLANS, any data and/or information generated under this AGREEMENT, any and all data and/or other information of a confidential nature which is proprietary to the disclosing party and not generally known (including without limitation relating to the BIOMIRA TECHNOLOGY), and technological information not limited to compound(s), composition(s), formulation(s) and/or, manufacturing information, and including business information not limited to commercial forecasts, sales, plans, programs, customers, assets, financial projections, and costs.

Section 8.2	Obligations
Each party agrees to hold all of the other party's CONFIDENTIAL INFORMATION received or generated in connection with this AGREEMENT (either prior to, on, or after the EFFECTIVE DATE) in confidence and neither disclose it to any third party nor allow any third party access to it nor use it for any purpose other than as specified by this AGREEMENT.  Disclosure by a receiving party of CONFIDENTIAL INFORMATION of the other party shall only be made to such of its directors, officers, employees, agents and consultants whose duties require such disclosure and then only if the persons to whom such CONFIDENTIAL INFORMATION is disclosed are bound by appropriate confidentiality undertakings.  The above notwithstanding, each of MERCK and BIOMIRA may disclose CONFIDENTIAL INFORMATION of the other party to their respective AFFILIATES or distributors on a "need-to-know" basis provided such persons are bound by like terms of confidentiality as those stated herein.

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Section 8.3	Exceptions
These obligations of non-disclosure and non-use shall not apply to CONFIDENTIAL INFORMATION which:

8.3.1
was, at the time of disclosure, in the possession of the receiving party (as evidenced by its written records) and was not previously acquired from or on behalf of the disclosing party on a confidential basis,

8.3.2
was in the public domain prior to disclosure, or became, after disclosure, publicly known through no fault of the receiving party or any person to whom the receiving party directly or indirectly provided such CONFIDENTIAL INFORMATION,

8.3.3	was received from a third party who rightfully made such disclosure,

8.3.4	was approved for use or release by written authorization from the disclosing party prior to such use or release by the receiving party,

8.3.5
is required to be disclosed by operation of law, governmental regulation or court order provided the receiving party gives the disclosing party written notice of such required disclosure prior to making such disclosure, and the receiving party uses all reasonable effort to cooperate in securing confidential protection for such information; or

8.3.6
is required to be disclosed to any governmental authority or regulatory authority to the extent that such disclosure is reasonably necessary to obtain authorizations to conduct a clinical trial with and to market commercially PRODUCTS, provided the disclosing party is otherwise entitled to engage in such activities under this AGREEMENT.

Any specific CONFIDENTIAL INFORMATION shall not be deemed to fall within 8.3.1, 8.3.2, 8.3.3, 8.3.4, 8.3.5 or 8.3.6 above merely because it falls within the scope of more general information within one of these exceptions.

Section 8.4	Term of Confidentiality
These obligations of confidentiality and non-use are binding throughout the duration of this AGREEMENT and shall remain in force for a period of ten (10) years from the date of the expiration or termination of this AGREEMENT.

Section 8.5	Return of Information
Upon termination and upon request from the disclosing party, the receiving party agrees to promptly return all originals and copies of CONFIDENTIAL INFORMATION received, as well as permanently delete all electronically or otherwise stored CONFIDENTIAL INFORMATION

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from all systems containing such CONFIDENTIAL INFORMATION, except as otherwise required by applicable law and/or regulation and except that one copy may be retained by legal counsel solely as a measure of the receiving party's obligations under this AGREEMENT.

Section 8.6	Publicity
8.6.1
Confidentiality.  Neither party may disclose any non-public information regarding the nature and/or occurrence of this transaction, or the nature and/or occurrence of any event or information occurring as a result of this transaction without the prior written consent of the other party (such consent not to be unreasonably withheld), except that each of MERCK and BIOMIRA may disclose such information to their respective AFFILIATES that are under like terms of confidentiality as those stated herein without such consent and any such information that is required by law or any applicable regulatory authority to be disclosed (to the extent required to be disclosed).  Where practicable, prior to any required submission of the terms of this transaction to any governmental agency or authority, the disclosing party shall provide the other party with a copy of such submission including, without limitation, identification of any portions of this AGREEMENT which the disclosing party intends to redact or intends to request the governmental agency or authority to redact, so that the other party may review and comment on any such proposed submission.  The disclosing party shall initially redact financial terms (and such other material terms as are appropriate in the circumstances) and will use commercially reasonable efforts to obtain the concurrence of the governmental agency or authority to such redaction of financial and other material terms.

8.6.2
Press Release.  The parties shall agree on a press release to announce the execution of this Agreement, and on a Question and Answer ("Q&A") outline for use in responding to inquiries about this AGREEMENT.  With respect to future press releases or other public statements relating to the subject matter of this AGREEMENT, including, but not limited to, webcast materials, press kits and Q&A's, except to the extent dealing with subject matter already in the public domain or as required by law or any applicable regulatory authority (and even then to the extent practicable) and except with respect to information already in the public domain or previously approved by the other party, BIOMIRA and MERCK shall each provide to the other party a copy of any proposed press release and the other party shall provide any comments with respect thereto within the same period of time (which shall be specified, but shall not be less than twenty-four (24) hours) as the party proposing to issue such press release has permitted for its own internal review.  If no comments are received by the issuing party within the permitted review period, the press release in question shall be deemed to have been approved by the other party.  If comments are received by the issuing party within the permitted review period, then the issuing party shall seriously and in good faith consider such comments and, to the extent such comments are not incorporated in such press release, only the minimum legally or regulatorily required disclosure shall be made with respect to such matters.

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8.6.3	Scientific Publications.

Each of BIOMIRA and MERCK shall have the right to present at symposia, professional meetings, and to publish in academic journals or other similar publications, accounts of its research relating to the BIOMIRA TECHNOLOGY, the PRODUCT, BIOMIRA IMPROVEMENTS, MERCK IMPROVEMENTS and JOINT IMPROVEMENTS which are the subject of this AGREEMENT, provided that the party proposing to present or disclose as aforesaid shall have furnished a copy of the proposed disclosure at least sixty (60) days in advance of the presentation or publication date to the other party.  Subject to article 9 of this AGREEMENT, the applicable party(ies) shall use the sixty (60) day period to evaluate the disclosure for patentable content and to, if it so determines, pursue patent protection with respect thereto.  The party proposing to present or disclose as aforesaid shall cooperate in all respects in relation to pursuing such patent protection on a worldwide basis.  BIOMIRA or MERCK, as the case may be, may request an additional thirty (30) day extension for obtaining patent protection.

ARTICLE 9
INVENTIONS AND PATENTS

Section 9.1	JOINT IMPROVEMENTS
All inventions, discoveries, improvements or other technology in the FIELD and all processes or uses relating thereto, whether or not patentable, that arise after the EFFECTIVE DATE as a result of conduct under this AGREEMENT and which BIOMIRA and MERCK agree in writing to implement (collectively, the "IMPROVEMENTS") made jointly by employees or others (including, without limitation, AFFILIATES of MERCK) acting on behalf of BIOMIRA and MERCK (the "JOINT IMPROVEMENTS") shall be jointly owned by BIOMIRA and MERCK (each party shall have an undivided, one-half interest).  JOINT IMPROVEMENTS shall be managed pursuant to section 9.7.

Section 9.2	BIOMIRA IMPROVEMENTS
IMPROVEMENTS made solely by employees or others acting on behalf of BIOMIRA (the "BIOMIRA IMPROVEMENTS") shall be owned solely by BIOMIRA, and, in the circumstances specified in the definition of BLP25, shall be subject to the licenses granted to MERCK in article 2.  BIOMIRA shall have the right to file, prosecute and maintain patent protection for BIOMIRA IMPROVEMENTS to be licensed hereunder and, with respect to such BIOMIRA IMPROVEMENTS licensed hereunder which MERCK utilizes, MERCK shall pay one hundred percent (100%) of the development (including clinical development), scale-up and other costs associated therewith throughout the TERRITORY.

Section 9.3	MERCK IMPROVEMENTS
IMPROVEMENTS made solely by employees or others (including, without limitation, AFFILIATES of MERCK) acting on behalf (including, without limitation, pursuant to any general services or other similar agreement) of MERCK (the "MERCK IMPROVEMENTS") shall be owned solely by MERCK.  BIOMIRA and its AFFILIATES shall have and are hereby granted a non-exclusive, royalty-free license to practice any such MERCK IMPROVEMENTS that are useful in the development, manufacture or SALE of PRODUCTS, but only in the TERRITORY, during the term of this AGREEMENT and solely for the purpose of exercising rights and performing obligations under this AGREEMENT and the SUPPLY AGREEMENT.  MERCK shall have the right to file, prosecute and maintain at its cost patent protection for MERCK IMPROVEMENTS.

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Section 9.4	Determination of Inventorship
Inventorship shall be determined in accordance with U.S. patent law.

Section 9.5	Invention Disclosure
BIOMIRA shall promptly disclose to MERCK and MERCK shall promptly disclose to BIOMIRA any IMPROVEMENTS arising under this AGREEMENT.  Each party agrees to hold such disclosure from the other party on a confidential basis under the same terms regarding confidentiality as described in article 8.  Each party agrees to keep the other party informed of the filing and status of any patent application or patent pertaining to this AGREEMENT and shall consider any comments or suggestions from the other party with respect thereto.

Section 9.6	Independent Use of JOINT IMPROVEMENTS
Within the FIELD the use of JOINT IMPROVEMENTS shall only be for purposes of and pursuant to the terms and conditions of this AGREEMENT and the SUPPLY AGREEMENT.  Outside of the FIELD the parties shall each be entitled to use JOINT IMPROVEMENTS as such party determines, provided that prior to a party licensing any such JOINT IMPROVEMENT to a third party such party shall consult with the other party with the aim of jointly licensing such JOINT IMPROVEMENT to such third party.  In the absence of a joint license, neither party may license a JOINT IMPROVEMENT to a third party without the prior written consent of the other party.

Section 9.7	Prosecution and Maintenance of Joint Patents
9.7.1
Filing, Prosecution and Maintenance.  BIOMIRA and MERCK shall determine, with respect to each JOINT IMPROVEMENT, the procedure and responsibility for filing, prosecuting and maintaining patent applications with respect to such JOINT IMPROVEMENTS.  Unless otherwise agreed in writing, all reasonable costs incurred with respect to the filing, prosecution and maintenance of patent applications and patents covering JOINT IMPROVEMENTS, including fees and expenses of patent counsel, shall be borne equally by the parties.  Notwithstanding that one party may be delegated responsibility for filing, prosecuting and maintaining patent applications with respect to a particular JOINT IMPROVEMENT, the other party must approve in writing the taking of any material action with respect thereto including without limitation approving any patent application prior to filing.  Both BIOMIRA and MERCK shall have the right to participate fully in the formation and implementation of patent strategy.

9.7.2
Cooperation.  Each party shall reasonably make available to the other party or its authorized attorneys, agents or representatives, its employees, agents or consultants (including, without limitation, AFFILIATES of MERCK) necessary or appropriate to enable the appropriate party to file, prosecute and maintain patent applications and resulting patents with respect to all JOINT IMPROVEMENTS, for a period of time sufficient for such party to obtain the assistance it needs from such personnel.  All reasonable costs incurred by either party in providing such cooperation shall be shared equally by the parties.

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9.7.3
Failure to Agree.  In the case of a failure of BIOMIRA and MERCK to agree upon whether or in which countries patent applications should be filed and prosecuted for JOINT IMPROVEMENTS, the party which desires to proceed may file and prosecute the patent applications in its own name and at its own expense, and shall maintain such patents at its own expense.  If either BIOMIRA or MERCK wishes to discontinue its portion of payment for maintenance of any patent on the JOINT IMPROVEMENTS, such party may do so with prior written notice to the other party, and the other party may maintain such patent on the JOINT IMPROVEMENTS at its own expense.  Notwithstanding the foregoing, either party may reacquire its rights in any patents or patent applications in any country relating to the JOINT IMPROVEMENTS by paying its portion of any costs incurred by the other party to such other party.

Section 9.8	No Waiver
By entering into this AGREEMENT, subject to the licenses granted in this AGREEMENT, neither party waives or forfeits any of its rights to any patent that it owns and that exists at the EFFECTIVE DATE, or to any IMPROVEMENT that it owns either jointly or solely.

Section 9.9	Cooperation with respect to Patents
The parties acknowledge and agree that it is in their mutual interest to cooperate with respect to the filing, prosecution and maintenance of the BIOMIRA PATENT RIGHTS in the FIELD.  Therefore, with respect to the BIOMIRA PATENT RIGHTS in the FIELD, BIOMIRA agrees to keep MERCK informed on a regular basis of its patent strategy, proposed new patent applications and the filing and status of any patent application or patent and to consider in good faith any comments or suggestions of MERCK with respect thereto, subject to MERCK agreeing to appropriate safeguards with respect to the ownership of such proprietary rights.  MERCK agrees to hold such disclosure from BIOMIRA on a confidential basis under the same terms regarding confidentiality as described in article 8.

ARTICLE 10
PATENT INFRINGEMENT

Section 10.1	Infringement by Third Parties
10.1.1
Notification.  If any claims in BIOMIRA PATENT RIGHTS licensed to MERCK hereunder or in patent rights covering a JOINT IMPROVEMENT ("JOINT IMPROVEMENT PATENT RIGHTS") are believed to be infringed by a third party in a country where PRODUCT is being or will be sold, the party first having knowledge of such infringement shall promptly so notify the other party in writing.  Such notice shall set forth in reasonable detail the facts of that infringement as are then known.

10.1.2	Initiating Proceedings. BIOMIRA shall have the primary right, but not the obligation, to initiate, prosecute, and control any action or proceeding with respect to such infringement. If BIOMIRA

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fails to initiate proceedings intended to remedy such infringement within ninety (90) days of receiving written notice of such infringement, then MERCK may bring and control any such action.  If one party initiates proceedings intended to remedy such infringement, then the other party shall be kept fully informed with respect to such proceedings and shall be consulted in relation to all material discussions concerning such proceedings.  Further, the other party agrees to cooperate and give reasonable assistance, including agreeing to be joined as a party plaintiff if suit is filed.  The party which brings and controls proceedings against an alleged infringer will do so at its own expense.  If the other party chooses to be represented by counsel of its own choice in any such proceeding, then that party may be so represented, but at its own expense.

10.1.3	Distribution of Awards. Any monetary award received as a result of proceedings contemplated by this section 10.1 shall [+]

10.1.4
Voluntary Disposition.  No settlement or consent judgment or other voluntary final disposition of a suit under this section 10.1 may be entered into by either party without the prior consent of the other party, such consent not to be unreasonably withheld.

Section 10.2	Claims Against BIOMIRA TECHNOLOGY and JOINT TECHNOLOGY
10.2.1	Notice.

10.2.1.1
If a third party asserts that a patent or other right owned by it is infringed by BIOMIRA's and/or MERCK's use or sale in the manner prescribed in this AGREEMENT of any BIOMIRA PATENT RIGHTS, the party first obtaining knowledge of such claim shall immediately provide the other party with written notice of such claim and the related facts as are then known, in reasonable detail.  BIOMIRA shall have the primary right, but not the obligation to, control the defense and settlement of any such claim at its expense.  If BIOMIRA fails to assume the control and settlement of any such claim within ninety (90) days of receiving written notice thereof, then MERCK may control the defense and settlement of such action.  The controlling party shall keep the non-controlling party fully informed with respect to all matters in relation to such claim and shall consult with the non-consulting party in relation to all material discussions concerning such claim and the defense thereof.  The non-controlling party agrees to cooperate and provide reasonable assistance in defending such claims.  No settlement shall be entered into without the prior written consent of BIOMIRA and MERCK, such consent not to be unreasonably withheld.

10.2.1.2
If a third party asserts that a patent or other right owned by it is infringed by the use, in the manner prescribed in this AGREEMENT, of any JOINT IMPROVEMENTS, the party first obtaining knowledge of such claim shall immediately provide the other party with written notice of such claim and the related facts as are then known, in reasonable detail.  Both parties shall share in the

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control of the defense and settlement of any such claim.  Each party shall keep the other party fully informed with respect to all matters in relation to such claim and shall consult with the other party in relation to all material discussions concerning such claim and the defense thereof.  The parties agree to cooperate and provide reasonable assistance to the other in defending such claims.  No settlement shall be entered into without the prior written consent of BIOMIRA and MERCK, such consent not to be unreasonably withheld.

10.2.2	Damages.

10.2.2.1
After complying fully with the procedures set forth in section 10.2.1.1, any damages or other payments that result from a claim of infringement as specified in section 10.2.1.1 that are required to be paid as a result of reaching a settlement with a third party in the manner prescribed in section 10.2.1.1 or as a result of a judgment from a competent court (which is unappealable or with respect to which the appeal period has expired), shall be [+]

10.2.2.2	[+]

10.2.3	Royalty Payable to Third Party.

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ARTICLE 11
TERM AND TERMINATION

Section 11.1	Term and Expiration
This AGREEMENT shall be effective as of the EFFECTIVE DATE and, unless terminated earlier pursuant to this article 11, this AGREEMENT shall remain in force and effect on a country-by-country basis until the later of  (a) [+] (b) [+]

Section 11.2	Early Termination
This AGREEMENT may be terminated as follows:

11.2.1	by mutual written agreement of BIOMIRA and MERCK, effective as of the time specified in such written agreement; or

11.2.2
by either party, upon any breach of this AGREEMENT by the other party of any obligation to make payments required hereunder, which failure to make payment is not the subject of a legitimate, good faith dispute between the parties, provided, however, that the party alleging such breach must first give the other party written notice thereof, which notice must identify the breach in reasonable detail and that the party giving such notice views such alleged breach as a basis for terminating this AGREEMENT under this section 11.2.2 and the party receiving such notice must have failed to cure such alleged breach within forty-five (45) days after receipt of such notice; or

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11.2.3
by either party, upon any material breach of this AGREEMENT by the other party, provided, however, that the party alleging such material breach must first give the other party written notice thereof, which notice must identify the breach in reasonable detail and that the party giving such notice views such alleged material breach as a basis for terminating this AGREEMENT under this section 11.2.3 and the party receiving such notice must have failed to cure such alleged material breach within ninety (90) days after receipt of such notice or, such longer period of time as the party alleging such material breach may agree to in writing as a result of the good faith efforts of the other party to resolve such material breach in a timely manner; or

11.2.4
by either party, in the event that the other party institutes any proceedings under any statute or otherwise relating to insolvency or bankruptcy, or should any proceedings under any such statute or otherwise be instituted against such party and not be dismissed or vacated within ninety (90) days of the date of commencement of such proceedings;

11.2.5
by MERCK upon thirty (30) days prior written notice to BIOMIRA if, in the exercise of MERCK's reasonable judgment, MERCK determines that there are issues concerning the safety or efficacy of PRODUCT which materially adversely affects PRODUCT's medical, economic or competitive viability, provided that if BIOMIRA does not agree with such determination and notifies MERCK to that effect within ten (10) days following receipt by BIOMIRA of MERCK's written notice of termination, the matter shall be submitted to binding arbitration before an expert or expert panel in the field of clinical drug development, such expert or expert panel to be appointed by BIOMIRA and MERCK in accordance with the procedure under section 14.7 of this AGREEMENT.

Section 11.3	Continuing Liability
Termination of this AGREEMENT for any reason shall not release any party from any liability, obligation or agreement which has already accrued nor affect the survival of any provision hereof which is expressly stated to survive such termination.  Termination of this AGREEMENT for any reason shall not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, which a party may have hereunder or which may arise out of or in connection with such termination.

Section 11.4	Disposition of Inventory
MERCK may dispose of its inventory of PRODUCT on hand as of the effective date of termination, and may fill any orders for PRODUCT accepted prior to the effective date of termination, for a period of twelve (12) months after the effective date of termination, and, within thirty (30) days after disposition of such inventory and fulfilment of such orders (and in any event within fourteen (14) months after termination) MERCK will forward to BIOMIRA a final report and pay all royalties or other amounts due for NET SALES in such period.

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Section 11.5	Rights and Cooperation on Termination
Upon the termination of this AGREEMENT in its entirety, or with respect to a particular country, the parties shall cooperate so as to minimize the impact of such termination on both parties and BIOMIRA and its AFFILIATES shall have the right to use any and all preclinical and clinical trial results and related data relating to PRODUCT that are developed by or on behalf of BIOMIRA and/or MERCK (including, without limitation, MERCK's AFFILIATES) after the ORIGINAL EFFECTIVE DATE pursuant to this AGREEMENT (including without limitation all such results and data used or developed by MERCK in support of applications for MARKET APPROVAL) and all MARKET APPROVALS shall be assigned to BIOMIRA or its designated AFFILIATE by MERCK.  To the extent required in connection with the foregoing, MERCK hereby grants to BIOMIRA and its AFFILIATES an irrevocable, non-exclusive royalty free license to use such results and data in the TERRITORY.

Section 11.6	Rights and Cooperation on Expiration
Upon expiration of this AGREEMENT with respect to a particular country as provided for in section 11.1 of this AGREEMENT, or earlier if required to enable a party to continue to market PRODUCT in such country without interruption upon expiration of this AGREEMENT with respect to PRODUCT in such country, or if any of the licenses granted by BIOMIRA to MERCK in this AGREEMENT with respect to PRODUCT in such country become non-exclusive, MERCK shall permit BIOMIRA or its designated AFFILIATE to utilize all MARKET APPROVALS owned by MERCK with respect to PRODUCT in such country and shall take all other actions reasonably necessary to (i) in the case of MERCK, to permit MERCK to market PRODUCT in the NA TERRITORY and the ROW TERRITORY with respect to PRODUCT in such country and (ii) in the case of BIOMIRA, to permit BIOMIRA or its designated AFFILIATE to commence marketing and market such PRODUCT in the NA TERRITORY and the ROW TERRITORY.  Such actions may include, but shall not be limited to, the filing of duplicate MARKET APPROVALS upon the other party's request and at its sole expense, and granting the other party permission to cross-reference, copy and duplicate the MARKET APPROVALS.

ARTICLE 12
REPRESENTATIONS AND WARRANTIES

Section 12.1	Corporate Existence and Power
Each party represents and warrants to the other party that, as of the EXECUTION DATE,  (a) it is a corporation duly organized and validly existing and in good standing, under the laws of the jurisdiction of its incorporation;  (b) it has the corporate power and authority and the legal right to own its property and assets, to lease the property and assets it operates under lease, and to carry on its business as it is now being conducted; and  (c) it is in compliance with all requirements of applicable law, except to the extent that any non-compliance would not have a material adverse effect on the properties, business, financial or other condition of such party and would not materially adversely affect such party's ability to perform its obligations under this AGREEMENT.

Section 12.2	Authorization and Enforcement of Obligations
Each party represents and warrants to the other party that, as of the EXECUTION DATE, it has the corporate power and authority and legal right to enter into this AGREEMENT and to perform its obligations

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hereunder; and that this AGREEMENT has been duly executed and delivered on behalf of each party and, except as it may be limited by applicable law, constitutes a legal, valid, binding obligation, according to its terms.

Section 12.3	Consents
Subject to section 2.3 of this AGREEMENT, each party represents and warrants to the other party that, as of the EXECUTION DATE, all necessary consents, approvals and authorizations of all governmental authorities and others required to be obtained by such party in connection with this AGREEMENT have been obtained.

Section 12.4	No Conflict
Subject to section 2.3 of this AGREEMENT, each party represents and warrants to the other party that, as of the EXECUTION DATE, the execution and delivery of this AGREEMENT and the performance of such party's obligations hereunder do not conflict with or violate any requirement of applicable laws or regulations, and do not conflict with, or constitute a default under any contractual obligation of such party.

Section 12.5	Authorization of Obligations
The execution, delivery and performance by each party of this AGREEMENT have been duly authorized by all necessary corporate action and do not and will not (a) require any consent or approval of its stockholders or, subject to section 2.3 of this AGREEMENT, any other third party that has not been received by the EXECUTION DATE, (b) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect that have applicability to it or any provision of its charter documents or (c) result in a breach of or constitute a default under any material agreement, mortgage, lease, license, permit or other instrument or obligation to which it is a party or by which it or its properties may be bound or affected.

Section 12.6	BIOMIRA Representations
12.6.1	BIOMIRA represents and warrants to MERCK that as of the ORIGINAL EFFECTIVE DATE (but subject to section 2.3 and the need to obtain the consents of the licensees under the THIRD PARTY LICENSES):

12.6.1.1
to BIOMIRA's knowledge after due inquiry, BIOMIRA is the sole owner of, or the exclusive licensee or sublicensee (on the terms described in the applicable licensee agreement) in the NA TERRITORY and the ROW TERRITORY of the BIOMIRA PATENT RIGHTS and the BIOMIRA KNOW-HOW in existence as at the ORIGINAL EFFECTIVE DATE, with the right to grant to MERCK the rights granted in this AGREEMENT, free and clear (except to the extent specified in the THIRD PARTY LICENSES) of any liens or encumbrances which would prevent or impair the grant of such rights;

12.6.1.2
BIOMIRA has not assigned or conveyed any interest in the BIOMIRA PATENT RIGHTS or the BIOMIRA KNOW-HOW in existence as at the ORIGINAL EFFECTIVE DATE and licensed to MERCK under this AGREEMENT, or entered into any agreement or made any commitment which is inconsistent with or in derogation of the rights granted to MERCK hereunder;

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12.6.1.3
as at the ORIGINAL EFFECTIVE DATE, BIOMIRA has not received from any third party any written notice to the effect that the BIOMIRA PATENTS or the BIOMIRA KNOW-HOW infringe the proprietary rights of any such third party;

12.6.1.4
there is no action, suit, proceeding, alternative dispute resolution, mediation or investigation pending or, to the knowledge of BIOMIRA, threatened against BIOMIRA relating to the BIOMIRA PATENT RIGHTS or the BIOMIRA KNOW-HOW;

12.6.1.5	to BIOMIRA's knowledge after due inquiry, no third party rights are required in order to enable MERCK to enjoy the licenses granted by BIOMIRA to MERCK under this AGREEMENT;

12.6.1.6
to BIOMIRA's knowledge after due inquiry, the ICRT LICENSE and the DANA-FARBER LICENSE are in full force and effect and BIOMIRA has no knowledge of any breach or action by BIOMIRA which might give rise to a breach under such licenses.

12.6.2
BIOMIRA represents and warrants to MERCK that as of the EXECUTION DATE, to BIOMIRA's knowledge after due inquiry, BIOMIRA has disclosed and/or transferred to MERCK all material BIOMIRA KNOW-HOW in BIOMIRA's possession as at the EXECUTION DATE required, in BIOMIRA's opinion, acting reasonably, to enable MERCK to assume the additional rights and obligations under this AGREEMENT to be assumed by MERCK as specified in the letter of intent dated January 26, 2006 referred to in the third recital to this AGREEMENT.

Section 12.7	No Further Representations or Warranties
Except as expressly provided in this article 12 or any other provision of this AGREEMENT, neither party makes any representation or warranty of any kind to the other party, express or implied.

Section 12.8	Survival of Representations and Warranties
The representations and warranties contained in this AGREEMENT shall survive the ORIGINAL EFFECTIVE DATE or the EXECUTION DATE, as applicable, for a period of one (1) year.

ARTICLE 13
INDEMNIFICATION

Section 13.1	Indemnification by BIOMIRA
Subject to the terms and conditions of this AGREEMENT, BIOMIRA shall indemnify and hold MERCK (and any affiliated corporation and their respective officers, directors, shareholders, employees and agents) (collectively, the "MERCK INDEMNITEES"), free and harmless from any and all claims, demands, liabilities, losses, actions or causes of actions, and any and all expenses associated therewith

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(including, without limiting the generality of the foregoing, reasonable defense costs and attorney's fees), arising out of or in connection with, or that are the result of, or are otherwise related to:  (i) actions and proceedings brought by any regulatory or other authority against any of the MERCK INDEMNITEES concerning PRODUCT, for or on account of the alleged unapproved or unauthorized introduction by BIOMIRA, its AFFILIATES or their respective agents of PRODUCT in interstate or intrastate commerce anywhere in the world;  (ii) any claim, complaint, suit, proceeding or cause of action against any of the MERCK INDEMNITEES alleging physical injury, including death as a result of the acts or omissions of BIOMIRA, its AFFILIATES or their respective employees and agents, except to the extent attributable to any one or more of the MERCK INDEMNITEES;  (iii) BIOMIRA's, its AFFILIATES' or their respective agents' non-compliance with any applicable laws or regulations, except to the extent attributable to any one or more of the MERCK INDEMNITEES;  (iv) any failure of BIOMIRA to perform, in whole or in part, any of its obligations hereunder, except to the extent attributable to any one or more of the MERCK INDEMNITEES; (v) for the period specified in section 12.8, any breach by BIOMIRA of any of its representations or warranties under this AGREEMENT; or (vi) any breach by BIOMIRA or its AFFILIATES of the THIRD PARTY LICENSES which materially adversely affects MERCK's rights under this AGREEMENT, except to the extent attributable to any one or more of the MERCK INDEMNITEES.

Section 13.2	Indemnification by MERCK
Subject to the terms and conditions of this AGREEMENT, MERCK shall indemnify and hold BIOMIRA (and any affiliated corporation and their respective officers, directors, shareholders, employees and agents) (the "BIOMIRA INDEMNITEES"), free and harmless from any and all claims, demands, liabilities, losses, actions or causes of actions, and any and all expenses associated therewith (including, without limiting the generality of the foregoing, reasonable defenses costs and attorney's fees), arising out of or in connection with, or that are the result of, or are otherwise related to:  (i) actions and proceedings brought by any regulatory authority against any of the BIOMIRA INDEMNITEES concerning PRODUCT, for or on account of the alleged unapproved or unauthorized introduction by MERCK, its AFFILIATES or their respective distributors, sublicensees and agents of PRODUCT in interstate or intrastate commerce anywhere in the world;  (ii) any claim, complaint, suit, proceeding or cause of action against any of the BIOMIRA INDEMNITEES alleging physical injury, including death as a result of the acts or omissions of MERCK, its AFFILIATES or their respective employees, distributors, sublicensees and agents, except to the extent attributable to any one or more of the BIOMIRA INDEMNITEES;  (iii) MERCK's, its AFFILIATES' or their respective distributors', sublicensee's or agents' non-compliance with any applicable laws or regulations, except to the extent attributable to any one or more of the BIOMIRA INDEMNITEES;  (iv) any failure of MERCK to perform, in whole or in part, any of its obligations hereunder, except to the extent attributable to any one or more of the BIOMIRA INDEMNITEES;   (v) MERCK's, its AFFILIATES' or their respective distributors', sublicensee's or agents' marketing and SALE of PRODUCT, except to the extent attributable to any one or more of the BIOMIRA INDEMNITEES; or  (vi) for the period specified in section 12.8, any breach by MERCK of any of its representations or warranties under this AGREEMENT.

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Section 13.3	Procedure
The indemnified party shall give prompt written notice to the indemnifying party(ies) of any suits, claims or demands by third parties or the indemnified party which may give rise to any loss for which indemnification may be required under this article 13; provided, however, that failure to give such notice shall not impair the obligation of the indemnifying party to provide indemnification hereunder except if and to the extent that such failure materially impairs the ability of the indemnifying party to defend the applicable suit, claim or demand.  The indemnifying party shall be entitled to assume the defense and control of any suit, claim or demand of any third party at its own cost and expense; provided, however, that the other party shall have the right to be represented by its own counsel at its own cost in such matters.  In the event that the indemnifying party shall decline to assume control of any such suit, claim or demand, the party entitled to indemnification shall be entitled to assume such control, conduct the defense of, and settle such suit, claim or action, all at the sole cost and expense of the indemnifying party.  Neither the indemnifying party nor the indemnified party shall settle or dispose of any such matter in any manner which would adversely impact the rights or interests of the other party without the prior written consent of the indemnified party, which shall not be unreasonably withheld.  Each party shall cooperate with the other party and its counsel in the course of the defense of any such suit, claim or demand, such cooperation to include using reasonable efforts to provide or make available documents, information and witnesses.

ARTICLE 14
MISCELLANEOUS

Section 14.1	Force Majeure
Any delay in the performance of any of the obligations of either party (except for the payment of money) shall not be considered a breach of this AGREEMENT and the time required for performance shall be extended for a period equal to the period of such delay, provided that such delay has been caused by or is the result of (including without limitation in relation to third party contractors and suppliers) any act of God, acts of the public enemy; insurrections; riots; embargoes; labour disputes such as strikes, lockouts or boycotts; fires; explosions; floods; earthquakes; mudslides; or other unforeseeable causes beyond the control of the party so affected.  The party so affected shall give prompt notice to the other party of such cause, and shall take whatever reasonable steps are necessary to relieve the effect of such cause as rapidly as reasonable.

Section 14.2	Independent Contractor
Execution of each party's responsibilities under this AGREEMENT is solely under the direction and control of each respective party as an independent contractor, and not as an employee or agent of the other party.

Section 14.3	Survival
Such provisions of this AGREEMENT that, by their nature, would be expected to survive termination of this AGREEMENT, including without limitation sections 7.3, 7.5, 11.3, 11.4, 11.5, 11.6, 14.6, 14.9 and 14.14 and articles 8 and 13 shall survive any such termination.

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Section 14.4	Notice
Whenever any notice is to be given hereunder, it shall be in writing and shall be deemed received on the day delivered, if delivered by courier on a business day, or if sent by first-class certified or registered mail, postage prepaid, to the following addresses:

BIOMIRA:
Biomira B.V.
575 A Boelelaan
1082 RM Amsterdam
The Netherlands
Attention:  Office Administrator
Facsimile:  020-540-8909

with a copy to:
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta  T6N 1H1
Canada
Attention:  President
Facsimile:  (780) 450-4772

MERCK:
Merck KGaA
Frankfurter Strasse 250
D-64293 Darmstadt
Germany
Attention:  Corporate Legal Department
Facsimile:  +49-6151-72-2373

Section 14.5	Waivers
No waiver of any term, provision, or condition of this AGREEMENT, whether by conduct or otherwise, in any one or more instances, shall be deemed to be construed as a further or continuing waiver of any such term, provision, or condition of this AGREEMENT unless reduced to writing signed by an authorized representative of each party.

Section 14.6	Applicable Law
This agreement shall be construed under the substantive laws of England, without reference to its conflicts of laws provisions.

Section 14.7	Dispute Resolution
Should any dispute arise between the parties concerning this AGREEMENT, the parties agree to first attempt to resolve the dispute in good faith.  If within fifteen (15) days of one party providing written notice of such dispute to the other party such dispute is not resolved, then the parties agree to continue to attempt to resolve the dispute in good faith through meetings between a member of MERCK's Pharmaceutical Executive Management Board and the President of BIOMIRA before resorting to any other forum for a remedy.  If resolution of the dispute is not reached between the Presidents within twenty (20) days of either party submitting such dispute in writing to the Presidents, then the parties shall within the next following fifteen (15) day period initiate binding arbitration in London, England under the rules

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of the International Chamber of Commerce.  The party desiring arbitration shall nominate one (1) arbitrator and shall notify the other party in writing of such nomination.  Such other party shall, within ten (10) days after receiving such notice, nominate an arbitrator and the two (2) arbitrators shall select a third arbitrator of the arbitration tribunal to act jointly with them.  The parties will act reasonably and in good faith to select arbitrators who are objective and who are suitably qualified by education or professional experience to deal with the matters which are the subject of the arbitration.

Section 14.8	Assignment
The parties agree that this AGREEMENT is personal in nature and, except for transfer by BIOMIRA to any of BIOMIRA's AFFILIATES, this AGREEMENT may not be assigned or otherwise transferred, nor may any right or obligations hereunder be assigned or transferred directly or indirectly by either party, whether voluntary, by operation of law or otherwise, without the written consent of the other party, such consent not to be unreasonably withheld.  In connection with BIOMIRA determining whether to consent to an assignment, the parties agree that BIOMIRA shall be deemed to be acting reasonably if it withholds its consent in circumstances where the proposed assignee is not a corporation of equal or greater financial resources, marketing strength and expertise (including in the cancer area), and stature in the pharmaceutical industry as MERCK.  Any purported assignment in violation of this section 18.8 shall be void.  Notwithstanding the foregoing, either party may, without such consent, assign or novate this AGREEMENT and its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of its business, through merger, consolidation or change in control or similar transaction after first giving the other party written notice of such event.  Pursuant to any such assignment, any permitted assignee shall assume all rights of the assignor under this AGREEMENT, and pursuant to any such novation, any permitted novatee shall assume all rights and obligations of the novator under this AGREEMENT.

Section 14.9	Standstill
14.9.1
Subject to sections 14.9.3 and 14.9.4 of this AGREEMENT and the equity issuance provisions of the STOCK PURCHASE AGREEMENT, MERCK undertakes and agrees that, without the express prior written consent of BIOMIRA, it shall not directly, or indirectly through any associate, Affiliate or otherwise, at any time hereafter and prior to the date which is six (6) years after the ORIGINAL EFFECTIVE DATE:

14.9.1.1	acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly or in any manner, legal or beneficial ownership of or an option or other right to acquire:

14.9.1.1.1	any securities of BIOMIRA or any of its AFFILIATES; or

14.9.1.1.2
any assets of BIOMIRA or any of its AFFILIATES from any person which has itself acquired such assets by reason of its acquisition of securities of BIOMIRA or any of its AFFILIATES where such person's acquisition of securities of BIOMIRA or any of its AFFILIATES was pursuant to an understanding, whether formal or informal, that MERCK would or may acquire such assets from such person;

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14.9.1.2
make any "solicitation" of "proxies" (as such terms are used under United States securities laws) to vote, or seek to advise or influence any person with respect to the voting of, any securities of BIOMIRA or any of its AFFILIATES;

14.9.1.3	institute any shareholder proposal in respect of BIOMIRA or any of its AFFILIATES;

14.9.1.4	propose any combination, directly or indirectly, of the business or assets of BIOMIRA or any of its AFFILIATES by way of arrangement, merger, takeover bid, amalgamation or otherwise;

14.9.1.5	otherwise attempt to influence or control the conduct of the security holders of BIOMIRA or any of its AFFILIATES; or

14.9.1.6
engage in any discussions or negotiations with or enter into any agreement, commitment or understanding, whether formal or informal, with or otherwise act jointly or in concert with any person or persons with respect to any of the foregoing.

14.9.2
The rights and restrictions set forth in this section 14.9 shall, at MERCK's option, terminate if  (i) any person (other than MERCK directly or indirectly through any associate, AFFILIATE or otherwise) acquires nineteen percent (19%) or more of the common shares of Biomira Inc., or  (ii) a formal "take-over bid" (as defined under Alberta securities legislation) is made by a person (other than MERCK directly or indirectly through any associate, AFFILIATE or otherwise) for fifty percent (50%) or more of the voting securities of Biomira Inc.  Additionally, BIOMIRA shall advise MERCK upon becoming aware of any person (other than MERCK directly or indirectly through any associate, AFFILIATE or otherwise) who acquires ten percent (10%) or more of the common shares of Biomira Inc.

14.9.3	BIOMIRA shall have the right to waive or terminate this section 14.9 at any time upon written notice to MERCK.

14.9.4
Notwithstanding the provisions of this section 14.9, nothing in this section 14.9 shall be construed as prohibiting MERCK from acquiring up to nineteen percent (19%) of the common shares of Biomira Inc.

Section 14.10	Currency
All payments to be made under this AGREEMENT shall be made in United States dollars.  The currency in which NET SALES were invoiced shall be converted to United States dollars on the date of payment of the royalty due using the applicable commercial rate of exchange for buyingUS dollars with the currency that is the average of the closing buying rates for such currency for the quarter for which such payments are due, quoted as local currency per US $1, as established and published by the European Central Bank.

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Section 14.11	Payment of taxes
Each of BIOMIRA and MERCK shall be responsible for any and all taxes and other similar levies or charges properly assessed against payments received by such party from the other party under this AGREEMENT.  If applicable laws or regulations require that taxes be withheld on such payments, the withholding party will in a timely manner notify the other party in writing specifying the details thereof and shall:

14.11.1	deduct those taxes from the amount of such payment due to the receiving party,

14.11.2	pay the taxes to the proper taxing authority in a timely manner, and

14.11.3	send proof of payment to the receiving party within sixty (60) days following that payment.

The parties agree to cooperate to reduce the amount of any such deductions and to obtain the benefit of any tax treaty with respect to such deductions.  Further, the withholding party shall cooperate with the receiving party in obtaining for the receiving party a credit or refund for any such taxes, levies or charges.  Neither party shall be required under this concluding paragraph of section 14.11 to act in a manner which is financially detrimental from a taxation perspective to such party.

Section 14.12	Interest
Any late payments of any nature under this AGREEMENT shall bear interest, running from the date such payment was due until such payment is made in full, at a rate per annum equal to the average three (3) month US dollar LIBOR rate (as published from time to time by Reuters) plus one percent (1%).

Section 14.13	Sublicensees
In addition to the requirements of sections 2.1 and 2.3 of this AGREEMENT, in the event MERCK utilizes any AFFILIATE or third party to distribute PRODUCT (directly or indirectly) for MERCK in the TERRITORY or otherwise sublicenses any of the licensed rights under this AGREEMENT, the agreement with such AFFILIATE or third party shall include an obligation for such third party to comply with the provisions of this AGREEMENT on the same basis as if such SALES were made by MERCK, and MERCK shall for all purposes under this AGREEMENT treat the net sales of PRODUCT of the sublicensee as NET SALES of MERCK.

Section 14.14	Limitation
Notwithstanding any other provision to the contrary in this AGREEMENT, other than with respect to applicable third party product liability and patent infringement claims, the maximum aggregate liability of BIOMIRA under this AGREEMENT and the SUPPLY AGREEMENT shall not exceed the amounts paid by MERCK to BIOMIRA up to the time in question under this AGREEMENT and the SUPPLY AGREEMENT (including, for greater certainty, payments by MERCK under this AGREEMENT and the SUPPLY AGREEMENT with respect to shared costs, equity purchases and milestones). [+]

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Section 14.15	Severability
If any provision of this AGREEMENT is held to be illegal or unenforceable, that provision shall be limited to the minimum extent necessary or, if necessary, eliminated, so that this AGREEMENT shall otherwise remain enforceable and in full force and effect

Section 14.16	Integration Clause
This agreement is the sole agreement with respect to the subject matter hereof, and supersedes all proposals, negotiations, conversations, discussions, agreements and/or representations, whether oral or written, including any industry custom or past dealing between the parties relating to the subject matter of this AGREEMENT.  The parties agree that any and all obligations between the parties that are outside the terms of this AGREEMENT and that relate to the subject matter of this AGREEMENT that preceded the EFFECTIVE DATE of this AGREEMENT have been satisfactorily executed or are null and void.

Section 14.17	U.S. Dollars
Unless otherwise provided, any reference in this AGREEMENT to dollars shall be to U.S. dollars.

Section 14.18	Indirect Costs
Except to the extent specifically otherwise set forth in this AGREEMENT, any provision of this AGREEMENT requiring costs or expenses to be shared by BIOMIRA and MERCK or to be paid or reimbursed by one party to the other shall be read as referring to direct costs and/or expenses and as excluding indirect costs (including administration, support, depreciation, facility rental, repair and maintenance, utilities, insurance, taxes, cost of capital, and the like) except to the extent that the STEERING COMMITTEE determines that to exclude a particular indirect cost is inequitable as between BIOMIRA and MERCK.

Section 14.19	Amendment of Agreement
No change, modification, extension, termination, waiver or other amendment of this AGREEMENT or any of the provisions contained herein, shall be valid unless made in writing and signed by a duly authorized representative of each party.

Section 14.20	Third Parties
A person who is not a party to this AGREEMENT has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this AGREEMENT.

Section 14.21	No Further Representations or Warranties
Each party acknowledges that it has not relied on or been induced to enter this AGREEMENT by a representation or warranty other than those expressly set out in this AGREEMENT.  A party is not liable to the other party for a representation or warranty that is not set out in this AGREEMENT, including any warranty implied by statute.

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Section 14.22	Acknowledgement
Notwithstanding that the parties have attempted to make specific reference in certain provisions of this AGREEMENT, MERCK acknowledges and agrees that, to the extent that MERCK retains or uses AFFILIATES or third parties to perform services or obligations on behalf of MERCK for purposes of this AGREEMENT, MERCK shall ensure for the benefit of BIOMIRA that, in such circumstances, the same rights are extended to BIOMIRA as if the services or obligations in question had been performed directly by MERCK.  Similarly, BIOMIRA acknowledges and agrees, to the extent that BIOMIRA retains or uses AFFILIATES or third parties to perform services or obligations on behalf of BIOMIRA for purposes of this AGREEMENT, BIOMIRA shall ensure for the benefit of MERCK that, in such circumstances, the same rights are extended to MERCK as if the services or obligations in question had been performed directly by BIOMIRA.

Section 14.23	Non-solicitation
During the term of this AGREEMENT, without the prior written consent of the other party, neither party shall knowingly solicit for hire any existing employee of the other party.

Section 14.24	Counterparts
This AGREEMENT may be executed in several counterparts, each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original but such counterparts together shall constitute but one and the same instrument.

This AGREEMENT is agreed to and accepted by:

Merck KGaA By:__________________________________ Title:_________________________________ AND By:__________________________________ Title:_________________________________	Biomira B.V. By:__________________________________ Title:_________________________________ [IN DUPLICATE]

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APPENDIX 1

BIOMIRA KNOW-HOW

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APPENDIX 2

BIOMIRA PATENT RIGHTS

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APPENDIX 3

PROTOCOL FOR PHASE III CLINICAL TRIAL OF BLP25 FOR NON-SMALL CELL LUNG CANCER

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APPENDIX 4
COMPENSATION

	Hourly	Daily	Weekly	Monthly
Executive	[+]	[+]	[+]	[+]
Management	[+]	[+]	[+]	[+]
Professional	[+]	[+]	[+]	[+]
Technical	[+]	[+]	[+]	[+]
Support	[+]	[+]	[+]	[+]
* All amounts in the above table are in U.S. dollars.

Executive
        Vice Presidents
        Senior Director, Clinical Operations

Management
        Directors, Project Management
        Manager, Financial Planning & Analysis
        Director, Regulatory Affairs
        Manager, Regulatory Affairs
        Director, Immunology
        Director, Quality
        Director, Biopharmaceutical Development
        Director, Product Development & Manufacturing
        Manager, Quality Assurance & Compliance
        Manager, Quality Control
        Manager, Chemical Development
        Manager, Analytical Development

Professional
        Accountants
        Quality Specialists
        Quality Control Specialists
        Development Scientists
        Manufacturing Specialists
        Research Scientists

Technical
        Quality Control Analysts
        Development Specialists
        Development Technicians

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        Research Associates

Support
        Documentation Analysts
        Administrative Assistants

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APPENDIX 5

TRADEMARKS

TRADE-MARK STATUS FOR STENVAX

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TRADE-MARK STATUS FOR STIMRIS

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